FOR IMMEDIATE RELEASE

CONTACT:
Davis P. Stowell
President
Grace Property Management, Inc.
Telephone: (516) 686-2201
Facsimile: (516) 625-1685
Email: dstowell@graceny.com

Reeves Telecom Limited Partnership
Responds to Tender Offer
for its Limited Partnership Units

GLEN HEAD, NY (May 19, 2006) - On May 3, 2006, Grace Property Management, Inc., the general partner of Reeves Telecom Limited Partnership (the “Partnership”), learned of an unsolicited tender offer by MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; and MPF DEWAAY Premier Fund 3, LLC (collectively, the “Offerors”) to purchase any and all partnership units outstanding at a price of $0.50 cash per Unit, less any distributions paid by the Partnership after the commencement of the offer (the “Offer”).

Neither the Offerors nor, to the general partner’s knowledge, any of the Offerors’s principals, are in any way associated with the Partnership or its general partner, and neither the Partnership nor its general partner in any way recommends or endorses the Offer.

Partners are not obligated to accept the Offer. Partners who have already tendered their Units to the Offerors can withdraw their Units at any time prior to the expiration of the Offer. The Offer is currently set to expire on May 26, 2006.

The Partnership’s general partner believes that the Offer is inadequate from a financial point of view and, therefore, recommends that limited partners reject the Offer and not tender their Units. Neither the general partner nor any of its affiliates will sell or tender their Units under the Offer.

Partners are urged to carefully consider the following information when evaluating whether to tender their Units pursuant to the Offer:

-	The Offer of $0.50 per Unit is less than 1/4 of the value of cash and U.S. Treasury securities held by the Partnership on March 31, 2006.

On March 31, 2006, the Partnership held $1,801,455 in cash and U.S. Treasury bills having maturity of 91 days or less, and had $1,981,052 invested in U.S. Treasury securities with a maturity of more than 91 days but less than two years, equivalent to $2.09 per Unit. By comparison, on March 31, 2006, the Partnership had total liabilities of $133,333, equivalent to $0.07 per Unit.

-	The Offer is less than 1/6 of the appraised value of the Partnership’s land.

The Partnership obtained from Robert C. Cantwell and Associates an independent MAI appraisal report dated February 22, 2006 valuing the Partnership’s real estate assets located in Boiling Spring Lakes, North Carolina at December 31, 2005. Such assets comprise substantially all of the assets of the Partnership on such date other than cash, U.S. Treasury securities, and a promissory note relating to the sale in 2001 of the assets of the golf course and country club in Boiling Spring Lakes. The appraisal values the appraised assets at $6,900,000, equivalent to $3.81 per Unit. The appraised value is the appraiser’s opinion of the most probable price which the property should bring in a competitive and open market under all conditions requisite to a fair sale, and assumes, among other things, a typically motivated buyer and seller in an “arm’s length” transaction, both parties are well informed or well advised about the assets and each acting in what he considers his own best interest, and a reasonable time is allowed for exposure in the open market. As such, there is no guarantee that the Partnership could realize the appraised value of such assets upon a sale. The actual sale price could be higher or lower than the appraised value. The appraisal is not in connection with any requested minimum, maximum or specific appraised value, any pending or proposed sale or other transaction, or approval of any loan involving the appraised assets or the Partnership. The foregoing summary of the appraisal is limited in its entirety to the full appraisal report, a copy of which is filed with the Securities and Exchange Commission as Exhibit 99.1 to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005.

-	The Offerors have not made an independent appraisal of the Units or of the Partnership’s properties.

In their Offer to Purchase, the Offerors state: “In establishing the purchase price of $0.50 per Unit, the [Offerors] are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the [Offerors’] objectives. There is no public market for the Units, and neither the Unit holders nor the [Offerors] have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the [Offerors] have estimated, solely for the purposes of determining an acceptable Offer price, that the Partnership could have an estimated liquidation value of approximately $2.01 per Unit. It should be noted, however, that the [Offerors] have not made an independent appraisal of the Units or the Partnership’s properties, and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future Partnership distributions, and there cannot be any assurance that the [Offerors’] estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.”

The Partnership’s general partner is considering possible actions that it may undertake involving the Units. Such possible actions include, among others, a sale or transfer of a material amount of assets of the Partnership, a material change in the present distribution policy, and a tender offer for the units by the Partnership, its general partner, and/or one or more of their affiliates. The Partnership, its general partner, and/or one or more of their affiliates, as appropriate, will make the required disclosures in appropriate filings with the SEC regarding any such particular action or plans therefor. No determination to take such action has, however, been made, and there can be no assurance that any such action will be undertaken.

Limited partners are urged to review the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Such reports are available over the Internet, including at the SEC’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to the Offer.

About the Partnership

Reeves Telecom Limited Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

Forward Looking Statement

Certain statements in this communication may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Partnership’s and its general partner’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2005, and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

# # #